FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Call for Regular and Special Shareholders’ Meeting

Call for Regular and Special Shareholders’ Meeting – March 30, 2011

Shareholders of BBVA Banco Francés S.A. are hereby called for a Regular and Special Shareholders’ Meeting, to be held on March 30, 2011 at 4:00 p.m., on first call and on the same date, at 5:00 p.m. on second call, if quorum was not achieved on the first call. If the quorum required to discuss items 2, 11. 12, and 13 on the Agenda was not achieved, a Special Meeting shall be called afterwards. Shareholders’ Meetings will be held at Av. Rivadavia 409, 2nd floor, Buenos Aires, Argentina (which is not the corporate address).

Agenda

1.	Appointment of two shareholders to prepare and sign the Minutes of the Meeting, together with the Chairman.

2.	Discussion of the Annual Report, Corporate Social Responsibility Annual Report, Financial Statements, Additional Information and all relevant accounting data, along with the report of the Statutory Auditors’ Committee and Auditor’s Report, for fiscal year No. 136 ended on December 31, 2010.

3.	Approval of the performance of the Board of Directors and the Statutory Auditors’ Committee.

4.	Discussion of the results of Fiscal Year No 136, ended on December 31, 2011. Distribution of dividends in cash, subject to relevant authorizations.

5.	Compensation of the Board of Directors for the fiscal year ended on December 31, 2011.

6.	Discussion of Statutory Auditors’ Committee compensation for the fiscal year ended on December 31, 2011.

7.	Determination of the number of members of the Board of Directors and appointment of Directors, as appropriate, for a term of three years.

8.	Appointment of three Regular Statutory Auditors and three Substitute Statutory Auditors for the current fiscal year Statutory Auditors’ Committee.

9.	Compensation of certifying accountant of the Financial Statements for fiscal year No. 136 ended on December 31, 2011.

10.	Appointment of a certifying accountant for the Financial Statements of the current fiscal year.

11.	Allocation of budget for the Auditing Committee (Decree 677/01) to retain professional services.

Reconquista 199, C1003ABB Buenos Aires Casilla de Correo 3196, Correo Central 1000 Buenos Aires Argentina

12.

Merger of Consolidar Comercializadora S.A. into BBVA Banco Francés S.A. under the terms of Section 82, 2nd part, following and related pages of the Argentine Company Law and complementary regulations (“Merger into another Corporation”). Consideration of the following:

(i)	Preliminary Merger Commitment;

(ii)	Consolidated Merger Balance Sheet as of December 31, 2010 and related reports from Statutory Auditors’ Committee and Independent Auditor;

(iii)	Exchange ratio;

(iv)	Board of Directors authority to make any changes that may eventually be required by regulatory agencies in connection with the Merger;

(v)	Appointment of signers of Definite Merger Agreement.

13.	Consideration of capital increase as a result of the Merger. Request to add capital increase in the public offering and listing of securities. Delegation of authority to Board of Directors to take care of the exchange.

14.	Global Convertible Notes Program up to a total outstanding amount of US$300,000,000 or its equivalent in other currencies):

(i)	Renewal of appointment of the Board to take care of the Program and Notes to be issued under the Program;

(ii)	Extension of maximum Program amount from US$ 300,000,000 (or its equivalent in other currencies) to US$ 500,000,000 (or its equivalent in other currencies) in circulation at any time.

Notes:

(a) Filing of certificates: In order to attend the Shareholders’ Meeting (Section 238 of Argentine Company Law), shareholders shall submit a certificate issued by Caja de Valores S.A. to confirm this condition. Certificates shall be delivered to the Securities Office, Safekeeping, located at Venezuela 538, 2nd floor, Buenos Aires, from Monday to Friday, from 10:00 a.m. to 3:00 p.m., by March 22, 2011. The Corporation shall issue a certificate for the shareholder to be admitted at the Shareholders’ Meeting. Proxies who are interested in attending the Meeting should go to Av. Rivadavia 409, 2nd floor, Buenos Aires, with the relevant documents one hour before the Meeting, for accreditation.

(b) For the purposes of discussing items 2, 11, 12, and 13 on the Agenda, the Meeting shall be deemed to be a Special Meeting

Documents to be discussed at the Shareholders’ Meeting are available to the shareholders at the Securities Office, Safekeeping, located at Venezuela 538, Ground Floor, Buenos Aires.

Mr. Jorge Carlos Bledel, Chairman of BBVA Banco Francés S.A. has been appointed in that capacity by the Ordinary and Special Shareholders’ Meeting dated March 27, 2009 and Board Meeting held on that same date.

Jorge Carlos Bledel

Chairman

Reconquista 199, C1003ABB Buenos Aires Casilla de Correo 3196, Correo Central 1000 Buenos Aires Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 15, 2011	By:	/s/ José Carlos López Alvarez
		Name:	José Carlos López Alvarez
		Title:	Chief Financial Officer